FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer

Crosshair Exploration & Mining Corp. (the “Company”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1

ITEM 2:	Date of Material Change

April 4, 2008.

ITEM 3:	News Releases

A news release was issued on April 4, 2008 through Canada Newswire in Canada. The news release was also filed on SEDAR.

ITEM 4:	Summary of Material Change

The Company announced the closing of a bought deal offering (the “Offering”) pursuant to an underwriting agreement dated March 26, 2008 with [redacted] as lead underwriter (the “Underwriter”), under which the Underwriter has purchased 8,000,000 non flow-through units (the “Units”) and 3,575,000 flow-through common shares (the “Flow-Through Shares”) at a price of C$1.25 per Unit and C$1.40 per Flow-Through Share, resulting in aggregate gross proceeds to the Company of C$15,005,000. Each Unit consists of one common share and one transferable common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share at a price of C$1.80 until October 4, 2009.

ITEM 5:	Full Description of Material Change

The Company announced the closing of a bought deal offering (the “Offering”) pursuant to an underwriting agreement dated March 26, 2008 with [redacted] as lead underwriter (the “Underwriter”), under which the Underwriter has purchased 8,000,000 non flow-through units (the “Units”) and 3,575,000 flow-through common shares (the “Flow-Through Shares”) at a price of C$1.25 per Unit and C$1.40 per Flow-Through Share, resulting in aggregate gross proceeds to the Company of C$15,005,000. Each Unit consists of one common share and one transferable common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share at a price of C$1.80 until October 4, 2009.

Under the terms of the Offering, Crosshair has granted to the Underwriter an option to purchase additional Units and Flow-through Shares in any combination of Units and Flow-Through Shares to raise additional gross proceeds of up to 15%

of those raised under the Offering exercisable on or before May 4, 2008, to cover over-allotments, if any.

The gross proceeds from the sale of the Flow-Through Shares will be used to incur Canadian Exploration Expenses (as such term is defined in the Income Tax Act (Canada)).The net proceeds will be used for exploration and development of the Company’s mineral projects and general corporate purposes. A more detailed outline of the use of proceeds of the Offering may be found in the prospectus of the Company dated March 26, 2008.

The Offering was made pursuant to a short form prospectus dated March 26, 2008 filed in all provinces except Quebec. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or applicable state securities laws, and may not be offered or sold in the United States or to “U.S. persons,” as such term is defined in Regulation S under the U.S. Securities Act, absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

Julie Bolden
Vice President Corporate Affairs and Corporate Secretary
(604) 681-8030.

ITEM 9:	Date of Report

April 7, 2008.